UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 0-19402

VANS, INC.
(Exact name of registrant as specified in its charter)

     15700 Shoemaker Avenue
Santa Fe Springs, California 90670-5515
(562) 565-8267

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share
(Title of each class of securities covered by this form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	[x]	Rule 12h-3(b) (1) (i)	[x]
Rule 12g-4(a) (1) (ii)	[_]	Rule 12h-3(b) (1) (ii)	[_]
Rule 12g-4(a) (2) (i)	[_]	Rule 12h-3(b) (2) (i)	[_]
Rule 12g-4(a) (2) (ii)	[_]	Rule 12h-3(b) (2) (ii)	[_]
		Rule 15d-6	[_]
Approximate number of holders of record as of the certification or notice date:
Common Stock, par value $0.001 per share			One

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Vans, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VANS, INC.

Date: June 30, 2004	By:	/s/ Craig C. Gosselin

	Name:	Craig C. Gosselin
	Title:	Senior Vice President and
General Counsel